SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States or any other jurisdiction where such distribution is prohibited by law.

NEWS RELEASE

4 October 2021

Prudential plc marks the listing of 130,780,350 new shares on the Hong Kong Stock Exchange

On 30 September 2021, Prudential plc ("Prudential"), an insurer providing life and health insurance and asset management in Asia and Africa, announced that its Share Offer (as defined below) had been over-subscribed.

Today, dealing in the 130,780,350 new shares issued under the Share Offer has commenced on the Main Board of the Hong Kong Stock Exchange under the stock code 2378. The new shares have also been listed on the Singapore Stock Exchange, and will be admitted to the Main Market of the London Stock Exchange and the premium listing segment of the Official List of the Financial Conduct Authority today.

The new shares have been admitted following the completion of Prudential's recent Hong Kong public offer (the "Public Offer") and international placing (the "Placing") (together the "Share Offer"), raising approximately HK$18.5 billion or US$2.4 billion(1). The proceeds of the Share Offer will be used to maintain and enhance Prudential's financial flexibility in light of the breadth of opportunities to invest for growth in its chosen markets in Asia and Africa.

Prudential has leading positions in Hong Kong and South-east Asia and sees the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand.

The Group has distinctive competitive advantages, including its access to 83 per cent. of Mainland China's GDP and its pan-Asia asset manager, Eastspring which has top-10 positions in seven out of the 11 markets in which it operates, and a multi-channel distribution strategy which includes a leading agency force and an extensive bancassurance network with more than 28,000 bank outlets.

Prudential raised equity in Hong Kong to grow its investor base in the region and to increase the liquidity of its shares in Hong Kong. This transaction shows Prudential's confidence in Hong Kong, where it has had a dual primary listing since 2010, as a major international financial centre.

Mike Wells, Group Chief Executive, Prudential plc said: "Prudential is now entirely focused on long-term structural growth opportunities in Asia and Africa, and our Share Offer has allowed us to broaden our Asian shareholder base and afforded retail shareholders in one of our key markets an additional opportunity to join us on our journey as we execute our strategy. We have market leading positions in high growth markets where there is increasing demand for the health protection and savings products we provide. We are well positioned to take advantage of the opportunities ahead of us and are focused on reinvesting our capital for growth at attractive margins, having generated nearly 4 dollars of value for every dollar invested in new business."

To mark this corporate milestone, Prudential hosted a market opening ceremony event at HKEX Connect Hall, attended by Group Executive Board member James Turner, Regional Financial Officer Ben Bulmer and Chief Executive of Insurance Lilian Ng. The Group was honoured at today's event by the attendance of Secretary for Financial Services and the Treasury Mr Christopher Hui, Chairman of the Insurance Authority Dr Moses Cheng, and Chief Executive Officer of Hong Kong Exchanges and Clearing Limited Nicolas Aguzin.

(1)  After deduction of the underwriting fees and other estimated expenses payable in connection with the Share Offer.

Notes to Editors

Enquiries:

Media                                                                        Investors/Analysts
Addy Frederick         +44 (0)20 3977 9399               Patrick Bowes              +44 (0)20 3977 9702
Ping Ping Tan            +65 9845 8904                        William Elderkin          +44 (0)20 3977 9215

About Prudential plc

Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Disclaimers

This announcement is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, purchase or subscribe for any securities. This announcement is not a prospectus. Potential investors should read the Prospectus for detailed information about the Share Offer described below before deciding whether or not to invest in the Shares.

This announcement does not contain or constitute, and is not, an offer to sell or a solicitation of any offer to buy securities in Hong Kong, the United States or any other jurisdiction. Any such offer or invitation will be made only by means of a prospectus that may be obtained from Prudential (if published) and that will contain detailed information about Prudential and management, as well as financial statements, and only in jurisdictions in which such offer or invitation may legally and validly be made. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein may come should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Offer Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, pledged or transferred within the United States or to, or for the account or benefit of, any U.S. Persons (as defined in Regulation S under the U.S. Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state or local securities laws. Prudential does not intend to register the Offer Shares in the United States or to conduct a public offering of securities in the United States.

Forward-looking statements

This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made and speak only as of the date on which they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 October 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer